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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*

                             HAUPPAUGE DIGITAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   419131-10-7
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / /       Rule 13d-1(b)
          /X/       Rule 13d-1(c)
          / /       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
                                  ------------

CUSIP NO. 419131-10-7

(1)   Name of reporting persons
      ......................................      LCO INVESTMENTS LIMITED
      S.S. or I.R.S. identification Nos. of
      above persons
      ......................................

(2)   Check the appropriate box if a              (a) / /
      member of a group
      (see instructions)                          (b) / /

(3)   SEC use only .........................

(4)   Citizenship or place of
      organization..........................      GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(5)   Sole voting power.....................      235,000

(6)   Shared voting power...................      None

(7)   Sole dispositive power................      235,000

(8)   Shared dispositive power..............      None

(9)   Aggregate amount beneficially owned
      by each reporting person..............      235,000

(10)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions).........................      / /

(11)  Percent of class represented by
      amount in Row (11)....................      5.46%

(12)  Type of reporting person (see
      instructions).........................      CO


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            ION LASER TECHNOLOGY, INC. SCHEDULE 13G (Amendment No. 1)

ITEM 1.  ISSUER.

              (a) The name of the issuer is Hauppauge Digital, Inc., a Delaware corporation (the "Issuer").

              (b) The address of Issuer's principal executive office is 91 Cabot Court, Hauppauge, New York 11788.

ITEM 2.  REPORTING PERSON.

              (a) Name of person filing this Schedule 13G (Amendment No. 1) is LCO Investments Limited (the "Reporting Person").

              (b) Address of Reporting Person's principal business office is 7 New Street, St. Peter Port, Guernsey GYI4BZ, Channel Islands.

              (c) The Reporting Person is a corporation organized under the laws of Guernsey, Channel Islands.

              (d) This Schedule 13G (Amendment No. 1) covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

              (e)   The CUSIP Number of the Common Stock is 419131-10-7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) / / Broker or dealer register under section 15 of the Act (15 U.S.C. 78o).

              (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

              (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

              (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


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              (f)   / /  An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

              (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

              (j)   / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4.  OWNERSHIP

              (a) (b) As of February 1, 1999, the Reporting Person was the beneficial owner of 235,000 shares (the "Shares") of the Issuer's Common Stock. As of February 1, 1999, the Issuer had outstanding 4,304,202 shares of Common Stock. Accordingly, the Shares represented approximately 5.46% of the outstanding shares of Common Stock.

              (c)     Number of Shares as to which the Reporting Person has:

                      (i)   Sole power to vote or to direct the
                            vote: 235,000 shares.

                      (ii)  Shared power to vote or to direct the
                            vote: 0 shares.

                      (iii) Sole power to dispose or to direct the
                            disposition of: 235,000 shares.

                      (iv) Shared power to dispose or to direct the disposition of: 0 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              No person other than the Reporting Person (and, indirectly, ERSE Trust, a trust organized under the laws of Guernsey, Channel Islands, as its parent and CAP Advisers Limited (Dublin Branch), a corporation organized under the laws of Guernsey, Channel Islands, as the sole trustee of ERSE Trust) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock and options acquired by the Reporting Person through open market purchases.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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MATERIAL TO BE FILED AS EXHIBIT.

              Exhibit A, which appears at page 8 of this Schedule 13G (Amendment No. 1), is the Power of Attorney appointing Craigh Leonard as Attorney-In-Fact and authorizing him to sign the Schedule 13G and all amendments thereto.

             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 1999
                                            LCO Investments Limited



                                            By: /s/ Craigh Leonard
                                               ---------------------------------
                                                Craigh Leonard, Attorney-In-Fact


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                                                                       EXHIBIT A


                                POWER OF ATTORNEY


              Know all men by these presents that the undersigned constitutes and appoints CRAIGH LEONARD its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Securities and Exchange Commission Forms 3, Forms 4, Forms 5 and Schedules 13D and 13G and any all amendments thereto relating to Hauppauge Digital, Inc., and to file the same and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.


Dated:  November 19, 1996                   LCO INVESTMENTS LIMITED



                                            By: /s/ Chin Meng Yong
                                               -------------------
                                               Name:  Chin Meng Yong
                                               Title: Executive Vice President


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